

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

Via E-mail
Mr. Erle Martin, President and Chief Executive Officer
Crimson Wine Group, Ltd.
5901 Silverado Trail
Napa, CA 94558

> **Re: Crimson Wine Group, Ltd.**
> **Registration Statement on Form 10-12G**
> **Filed December 7, 2012**
> **File No. 000-54866**

Dear Mr. Martin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-12G, filed December 7, 2012

Exhibits

1. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible as we may have comments on them

Exhibit 10.1

2. We note Mr. DeLong's employment agreement, in part, discloses a $225,000 salary and further note from your disclosure on page 34 of Exhibit 99.1 that Mr. DeLong's salary was increased to $275,000. Please file any amendments to this employment letter agreement with your next amendment. If there are no amendments, please advise.

Exhbit 99.1

Cover Page

3. We note that you have labeled the Exhibit 99.1 as an Information Statement in the exhibit document itself. Please supplementally confirm that the company will file the information statement on the appropriate form type with the appropriate disclosures after the Form 10 has become effective.

4. Please clarify whether all of the conditions to the separation agreement will have occurred prior to sending the information statement such as the receipt of the tax opinion.

5. Please supplementally submit a copy of the tax opinion for our review.

6. Please revise to include a section that discusses the background of the spin-off in greater detail. For instance, describe the material business, legal, and financial issues and events that lead to Leucadia Board of Director's approval of the plan to separate the wine business from the other businesses conducted by Leucadia National Corporation.

7. Also include a section that briefly discusses the Leucadia Board of Directors' reasons for approval of the distribution.

8. We note your expectation to be quoted on the OTC Bulletin Board or OTC Market Groups, Inc. In an appropriate place in your information statement, such as under the Quotation heading on page 45 and/or Quotation of our Common Stock on page 47, please clarify that listing is not automatic and set forth the steps Crimson must take in order to successfully list on either forum.

Risk Factors, page 6

9.   Please remove your statement, "[t]he risks set out below are not the only risks we face." You are required to disclose all known material risks under this heading. If risks are not deemed material, you should not reference them.

Capitalization, page 14

10. We note your disclosure that the capitalization table does not reflect the cash contribution to be made by Leucadia estimated to be $13 million. Please tell us why your capitalization table does not reflect the effect of this contribution on your cash and cash equivalents.

Business, page 16

Sales and Marketing, page 18

11. We note that the company relies on brokers for sales in certain markets. Please revise to discuss your relationship with these brokers in greater detail. Address, among other details, for how many markets you use brokers and whether or not you have a contractual agreement governing the relationships.

12. Please revise to discuss the direct sales portion of your business in greater detail. In this regard, we note that it accounted for 14% of case sales and 41% of wine revenues in 2011. Discuss all avenues of direct sales mentioned on page 18, including Internet sales, wine clubs and winery tasting rooms.

Properties, page 20

13. Please provide complete Regulation S-K Item 102 disclosure for your executive offices. In this regard, we note the address you provided in your Summary section.

Unaudited Pro Forma Financial Data, page 23

14. Please tell us why you only provide summary pro forma financial data for the distribution instead of a pro forma balance sheet and pro forma income statements. Also tell us how you considered presenting pro forma effects for other events or transactions which have had or will have a discrete material impact on the Company's financial statements, including the estimated $13 million cash contribution to be made by Leucadia (page 14) and the administrative services agreement (page 9).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

15. Please revise to also provide MD&A disclosure for Seghesio Family Vineyards based on the financial statements included in your Form 10.

Liquidity and Capital Resources, page 24

16. Please revise to describe the company's material commitments for capital expenditures as of the latest fiscal period and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. In this regard, we note on page 17, that the company "expects to complete a project in 2013 that will increase fermentation and processing capacity [from 120,000 cases] to 170,000 cases" at the Seghesio Family Vineyards and the company "expects to complete a project in 2013 that will increase permitted capacity to 238,000 gallons which equates to approximately 100,000 cases of wine" at the Chamisal Vineyards..

Management, page 31

17. Please revise the biographies for Mr. DeLong, Ms. Hayes and Ms. Dion to account for any gaps in employment over the past five years. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Person Transactions, page 36

18. We note the registration rights agreements with Mr. Cumming and Mr. Steinberg will provide for demand rights and customary piggyback registration rights. To the extent practicable, please revise to provide more detail on these demand and registration rights.

Security Ownership of Certain Beneficial Owners and Management, page 37

19. Please disclose the natural person with voting and investment power for Fairholme Capital Management, L.L.C. and Fairholme Funds, Inc.

Description of Capital Stock, page 40

20. We note your disclosure in this section that your certificate of incorporation and your bylaws will be amended and restated prior to the distribution and that the exhibits section indicates that the amended certificate of incorporation and bylaws will be filed by an amendment to the Form 10. Please file the company's current certificate of incorporation and bylaws with your next amendment to the Form 10.

Material United States Federal Income Tax Consequences, page 50

21. Please revise the first and second sentence in the first paragraph on page 50 that the discussion is a "summary" of the material U.S. federal income tax consequences. The description provided should not merely be a summary but should provide a complete description of material federal tax consequences.

Audited Consolidated Financial Statements of Crimson Wine Group, Ltd., page F-1

Consolidated Statements of Operations, page F-4

22. Please revise to present the historical loss per share data for Crimson for the periods presented, or further explain to us why you believe that such information is not required.

Consolidated Statements of Cash Flows, page F-5

23. We note that you present Leucadia National Corporation and its affiliates interest expense added to principal as an operating activity in your statement of cash flows.

Please explain to us why you present this item as an operating activity.

Notes to Consolidated Financial Statements, page F-7

3. Significant Accounting Policies, page F-8

Shipping and Handling

24. Please revise to disclose your accounting policy for classifying shipping and handling costs, including whether you bill your customers for shipping and handling and if you include such amounts in revenue. Refer to ASC 605-45-45-19 to 45-21 and ASC 605-45-50-2.

Cost of sales

25. Please revise to disclose the types of expenses that you include in your cost of goods sold line item. Also provide similar disclosure for your sales and marketing expense and general and administrative expense.

Taxes Collected from Customers

26. Please revise to disclose your accounting policy for classifying taxes collected from customers and remitted to governmental authorities. Refer to ASC 650-45-50-3 to 50-4.

(a) Critical Accounting Estimates, page F-8

Goodwill and Other Intangible Assets, page F-8

27. Please revise to separately provide your accounting policy for reviewing long-lived assets for impairment, including disclosure of the level at which assets are evaluated and a discussion of the nature of the events or change in business circumstances that may cause you to test your long-lived assets for impairment. Also tell us whether any impairment testing was conducted on your long-lived assets as a stand-alone entity for the periods presented (page 6) and, if so, disclose the results of such testing. Refer to ASC 360-10-35.

Depletion Allowances, page F-8

28. Please revise to quantify your depletion allowances as of each balance sheet date, and disclose where these allowances are recorded.

(d) Accounts Receivable, page F-9

29. Please revise to disclose the allowance for doubtful accounts for each period

presented. Also revise to disclose a description of the accounting policies and methodology used to estimate the allowances for doubtful accounts. Refer to ASC 310-10-50-4, 50-9 and 50-14.

(g) Revenue Recognition, page F-9

30. We note your disclosure that revenue is recognized when the product is shipped or delivered and title passes to the customer. Please tell us how the timing of your recognition of revenue is consistent with all of the required criteria for revenue recognition as set forth in SAB Topic 13.A.1. Specifically, tell us how you considered the following criteria and revise your disclosure as necessary:

    a. Persuasive evidence of an arrangement exists,

    b. The sellers price to the buyer is fixed or determinable, and

    c. Collectibility is reasonably assured.

(k) Allocation of Expenses, page F-9

31. We note your disclosure that the historical consolidated financial statements of Crimson include certain expenses of Leucadia billed for insurance and various other corporate services. We further note that these expenses have been billed on the basis of direct usage when identifiable, with the remainder allocated on the basis of number of workers or other measures. Please confirm to us that the financial statements reflect all of its costs of doing business, and revise to provide more comprehensive disclosure to explain your expense allocation methodologies. Also provide disclosure of management's estimate of what expenses would have been on a stand-alone basis. Refer to SAB Topic 1.B.

10. Income Taxes, page F-13

32. Please revise to provide all unrecognized tax benefit related disclosures required by ASC 740-10-50-15, or tell us why you believe that such disclosures are not required.

Unaudited Consolidated Financial Statements of Crimson Wine Group, Ltd., page F-17

Notes to Consolidated Financial Statements, page F-21

7. Subsequent Events, page F-23

33. Please disclose the date through which you have evaluated subsequent events for both the annual and interim financial statements presented, and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director